UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trade Street Residential, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

89255N203

(CUSIP Number)

James J. Sebra

Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89255N203

1.	Names of reporting persons Independence Realty Trust, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power None
	8.	Shared voting power 17,768,733
	9.	Sole dispositive power None
	10.	Shared dispositive power 17,768,733
11.	Aggregate amount beneficially owned by each reporting person 17,768,733
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 48.3%
14.	Type of reporting person (see instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Issuer Common Stock”), of Trade Street Residential, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 19950 West Country Club Drive, Aventura, Florida 33180.

Item 2.	Identity and Background

This statement is filed by Independence Realty Trust, Inc., a Maryland corporation (“IRT”). IRT is an apartment REIT focused on acquiring and owning well-located garden-style and mid-rise apartment properties throughout the United States of America. The address of IRT’s principal business and principal office is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104.

The names, business address, citizenship, and present principal occupation or employment of the directors and executive officers of IRT are as set forth in Annex 1 hereto and incorporated herein by this reference.

Neither IRT nor, to IRT’s knowledge, any person listed in Annex 1 hereto, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement to enter into the Merger Agreement (as defined in Item 4 below) with Issuer, and in consideration thereof, certain beneficial owners of an aggregate of 17,768,733 shares of Issuer Common Stock outstanding (the “Stockholders”) entered into voting agreements, each dated as of May 11, 2015, with IRT (the “Voting Agreements”), whereby each Stockholder has agreed, among other things, to vote with respect to such Stockholder’s shares of Issuer Common Stock, including any shares of Issuer Common Stock that are acquired by such Stockholders after May 11, 2015, (collectively, the “Subject Shares”) as described in Item 4 below, and has appointed IRT as such Stockholder’s true and lawful attorney-in-fact and irrevocable proxy to vote such Subject Shares as described in Item 4 below. No funds were used and no funds are to be used by IRT in entering into the Voting Agreements and in acquiring the proxies thereunder. The Voting Agreements were entered into by IRT as a part of the transaction described in Item 4 below. Copies of the Merger Agreement and the Voting Agreements are filed as Exhibits 1 and 2-4, respectively, hereto.

Item 4.	Purpose of Transaction

(a) – (b)

This statement is being filed in connection with the Voting Agreements among IRT and the Stockholders. On May 11, 2015, IRT, Independence Realty Operating Partnership, L.P., a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), IRT Limited Partner, LLC, a Delaware limited liability company and wholly-owned subsidiary of IRT (“IRT LP LLC”), and Adventure Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of IRT OP (“OP Merger Sub” and, collectively with IRT, IRT OP and IRT LP LLC, the “IRT Buyer Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Issuer and Trade Street Operating Partnership, L.P. (the “Operating Partnership”).

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, (i) OP Merger Sub will be merged with and into the Operating Partnership (the “Partnership Merger”) at the effective time of the Partnership Merger, whereupon the separate existence of the OP Merger Sub will cease and the Operating Partnership will be the surviving entity and wholly-owned subsidiary of IRT OP and (ii) Issuer will be merged with and into IRT LP LLC (the “Company Merger” and, collectively with the Partnership Merger, the “Merger”) at the effective time of the Company Merger (the “Company Merger Effective Time”), whereupon the separate existence of Issuer will cease and IRT LP LLC will be the surviving entity and a wholly-owned subsidiary of IRT.

At the Company Merger Effective Time, each share of Issuer Common Stock issued and outstanding immediately prior to the Company Merger Effective Time will be converted automatically into the right to receive, subject to certain adjustments, the following consideration: (i) an amount in cash equal to $3.80 (provided that IRT may elect, prior to the closing of the Merger to increase the per share cash amount up to $4.56) (such cash amount, the “Per Share Cash Amount”); and (ii) a number of shares of IRT’s common stock equal to the quotient determined by dividing (a) $7.60 less the Per Share Cash Amount, by (b) $9.25, and rounding the result to the nearest 1/10,000.

The description of the Merger Agreement and the Merger contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

As noted in Item 3 above, as an inducement to IRT to enter into the Merger Agreement, each Stockholder executed a Voting Agreement pursuant to which such Stockholder agreed (among other things) until the Expiration Date (as defined below) and at every meeting of the stockholders of the Issuer called with respect to the following matters to (including via proxy), (i) appear at such stockholders’ meeting or otherwise cause the Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote, or cause to be voted, the Subject Shares: (a) in favor of the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof), (b) in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other transactions, (c) in favor of any proposal to adjourn a stockholders’ meeting to solicit additional proxies in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (d) against (I) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Stockholder contained in the Voting Agreement, (II) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger not being fulfilled, and (III) any Company Takeover Proposal (as defined in the Merger Agreement) or any other action, agreement or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone, discourage or adversely affect consummation of the transactions contemplated by the Merger Agreement, in each case to the extent that the stockholders of the Issuer are entitled to consider and vote on such matters(s) at a stockholders’ meeting. Each Stockholder is not required to vote its Subject Shares as described above if (i) the board of directors of the Issuer changes its recommendation to its stockholders to approve the Merger Agreement or recommends that its stockholder enter into a transaction with another party or (ii) the Merger Agreement is amended or proposed to be amended in any manner that is materially adverse to the Stockholder (an “Adverse Amendment”).

In addition, the Stockholders have agreed, subject to certain exceptions, to refrain from (i) transferring or otherwise disposing of any Subject Shares, (ii) depositing any Subject Shares into a voting trust or entering into a voting agreement or arrangement with respect to such Subject Shares or granting any proxy (except as otherwise provided in the Voting Agreements) or powers of attorney with respect thereto or (iii) committing or agreeing to take any of the foregoing actions. IRT, and such designees as it may name, was appointed as each Stockholder’s true and lawful attorney-in-fact and irrevocable proxy to vote such Subject Shares for the limited purposes set forth above.

The Voting Agreements will terminate (the “Expiration Date”) on the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) such date and time as the Merger Agreement shall be terminated in accordance with the terms thereof, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement that is an Adverse Amendment or that results in a material decrease in the amount or change in form of consideration payable under the Merger Agreement, or (iv) the End Date (as such term is defined in the Merger Agreement).

The description of the Voting Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of each Voting Agreement, copies of which are attached as Exhibits 2-4 hereto and incorporated herein by reference.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors and officers of the Issuer shall have resigned in accordance with the Merger Agreement, as Issuer will cease to exist.

(e) Other than as a result of the Merger, not applicable.

(f) Other than as a result of the Merger, not applicable.

(g) Upon consummation of the Merger, Issuer will cease to exist.

(h)-(i) IRT anticipates that after the Merger, the Issuer Common Stock will be delisted from the NASDAQ Stock Market and the Issuer Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as set forth in this Schedule 13D, the Voting Agreements or the Merger Agreement, neither IRT nor, to IRT’s knowledge, any person named in Annex 1 hereto, has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(i) above (although IRT reserves the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the Voting Agreements, IRT may be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own 17,768,733 shares of Issuer Common Stock, representing approximately 48.3% of the outstanding shares of Issuer Common Stock (based on 36,809,108 shares of Issuer Common Stock, the number of shares of Issuer Common Stock outstanding as of May 8, 2015 as represented by the Issuer in the Merger Agreement). Neither the

filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by IRT that IRT is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Other than pursuant to the Voting Agreements, neither IRT nor, to IRT’s knowledge, any person named in Annex 1 hereto, has the power to vote or direct the vote, or dispose of or direct the disposition of, the Issuer Common Stock.

(c) Other than the Voting Agreement, the Merger Agreement and the transactions contemplated thereby, neither IRT nor, to IRT’s knowledge, any person named in Annex 1 hereto, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) IRT does not have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Issuer Common Stock owned by the Stockholders and reported by this statement, and to the knowledge of IRT, each Stockholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Issuer Common Stock owned by such Stockholder and reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among IRT, or to IRT’s knowledge, the other persons named in Item 2 or between IRT, or to IRT’s knowledge, the other persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated May 11, 2015, by and among Independence Realty Trust, Inc., a Maryland corporation, Independence Realty Operating Partnership, L.P., a Delaware limited partnership, IRT Limited Partner, LLC, a Delaware limited liability company, Adventure Merger Sub LLC, a Delaware limited liability company, Trade Street Residential, Inc., a Maryland corporation and Trade Street Operating Partnership, L.P. (incorporated by reference to Exhibit 2.1 to IRT’s Current Report on Form 8-K filed with the SEC on May 12, 2015).

2.	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Senator Global Opportunity Intermediate Fund LP (incorporated by reference to Exhibit 10.2 to IRT’s Current Report on Form 8-K filed with the SEC on May 12, 2015).

3.	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Senator Global Opportunity Fund LP (incorporated by reference to Exhibit 10.3 to IRT’s Current Report on Form 8-K filed with the SEC on May 12, 2015).

4.	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd, MCP Holdings Master LP, Monarch Capital Master Partners II LP, P Monarch Recovery Ltd and Monarch Alternative Solutions Master Fund Ltd (incorporated by reference to Exhibit 10.4 to IRT’s Current Report on Form 8-K filed with the SEC on May 12, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2015	Independence Realty Trust, Inc.

	By:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

Annex 1

Information Concerning Executive Officers and Directors

of Independence Realty Trust, Inc.

The current corporate officers and directors of IRT are listed below. The current business address of each person is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104, and the current phone number is (215) 243-9000. Unless otherwise noted, each of the individuals listed below is, to IRT’s knowledge, a United States citizen.

1. Officers of IRT

Name	Present Position with IRT
Scott F. Schaeffer	Chief Executive Officer
James J. Sebra	Chief Financial Officer and Treasurer
Farrell M. Ender	President

2. Directors of IRT

Name	Present Position/Principal Occupation or Employment
Scott F. Schaeffer	Chief Executive Officer, IRT
William C. Dunkelberg, Ph.D	Retired, former Professor of Economics
Robert F. McCadden	Executive Vice President and Chief Financial Officer, Pennsylvania Real Estate Investment Trust
DeForest B. Soaries, Jr.	Director, Federal Home Loan Bank of New York
Sharon M. Tsao	Executive Officer, Contemporary Staffing Solutions, Inc.